CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 1 of 23

CanAlaska Uranium Ltd.

CVV - TSX.V   CVVUF - OTCBB   DH7 – Frankfurt

Management Discussion and Analysis

For the First Quarter and Three Months Ended

July 31, 2009

Dated September 25, 2009

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. In addition, reference should be made to the risk factors section of the most recently filed Form 20-F on EDGAR or the Company’s audited consolidated financial statements for the year ended April 30, 2009. The following information is prepared in accordance with Canadian GAAP and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended July 31, 2009.

Table of Contents:

1.

OVERVIEW OF THE COMPANY

2

2.

MILESTONES AND PROJECT UPDATES

3

3.

FINANCIAL POSITION

15

4.

EXPENDITURES REVIEW

17

5.

CASHFLOW REVIEW

18

6.

OUTLOOK

18

7.

OTHER MATTERS

19

8

SUMMARY OF FINANCIAL POSITION AND PERFORMANCE

22

This MD&A contains forward-looking information. Refer to Section 7 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 2 of 23

1.

OVERVIEW OF THE COMPANY

QUICK OVERVIEW

✓

Exploration expenditures of $1.6 million for three months ended July 31, 2009 in the Athabasca Basin

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$0.9 million in funding provided from Korean Partners for the Cree East project ($8.5m funded of $19m)

✓

Over 23 projects covering 1,148,000 hectares focused on Uranium (section 1.1)

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Cash resources of $5.1m (as at July 31, 2009)

✓

MOU with East Resources Inc. on Poplar Project (section 2.1)

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Vancouver head office consolidation supported by Saskatoon Field Operations Office

✓

143,660,414 common shares issued and outstanding (September 24, 2009)

1.1

Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. As of September 24, 2009, the Company had 143,660,414 shares outstanding with a total market capitalization of $27.3 million. The Company’s shares trade on the TSX Venture Exchange (“CVV”), are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7”).

Table 1: Canadian Land Position Summary
Property / Project Name	2009 Notes	Hectares
Alberta		97,000
Arnold		24,000
Black Lake	Option with Black Lake Denesuline	38,000
Camsell		10,000
Collins Bay Extension	Option with Bayswater Uranium	37,000
Carswell		13,000
Cree East	Ventured with Korean Consortium	56,000
Cree West	Ventured with Westcan Uranium	13,000
Fond Du Lac	Option with Fond Du Lac Denesuline	36,000
Ford		10,000
Grease River		70,000
Helmer		55,000
Hodgson		30,000
Kasmere		266,000
Key	Ventured with Westcan Uranium	6,000
Lake Athabasca		41,000
McTavish	Ventured with Kodiak Exploration	16,000
Misty	Ventured with Great Western Minerals	53,000
Moon		4,000
NE Wollaston	MOU with East Resources Inc.	154,000
Poplar	MOU with East Resources Inc.	77,000
Waterbury		6,000
West McArthur	Ventured with Mitsubishi Dev. Pty	36,000
TOTAL	23 Projects	1,148,000

CanAlaska today controls an exploration property portfolio in the Athabasca Basin totaling over 4,000 sq. miles, rivaling the combined land holdings of established uranium producing giants Cameco Corporation and AREVA. The Company has strategic exploration investment relationships with Japan’s Mitsubishi Development Pty Ltd. (“Mitsubishi”) (through its West McArthur property), with a Korean Consortium comprising Hanwha Corp., KORES, KEPCO and SK Energy Co. Ltd. (with its Cree East Project), and has entered into a memorandum of understanding for exploration with Chinese-based East Resources Inc. (“ERI”) (for its Poplar and North East Wollaston Projects). CanAlaska also has option arrangements with Westcan Uranium Corp. in respect of its Cree West and Key Lake projects, and Great Western Minerals Group Ltd. is earning into the Misty property. It also has entered into option agreements on the Black Lake, Fond Du Lac and Collins Bay Extension projects.

CanAlaska’s strong “end-user” financial backing and capable in-house exploration team assures the Company of both the funding and expertise necessary to deliver on its corporate mission of discovering one or more major uranium deposits.  CanAlaska’s commitment to the Athabasca Basin region has also seen it cementing ties with First Nations communities. The Company has obtained overwhelming approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In doing so, the Company achieved the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years. CanAlaska’s strong record of operational safety and environmental compliance was recognized as a key contributing factor during the review process, and marks our Company as a leader in responsible and sound exploration.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 3 of 23

Since late 2004, CanAlaska has expended over $55 million on exploration and research towards the advancement of uranium discovery on our twenty-three project areas. The increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels provide CanAlaska with the long-term financial incentive to succeed.

The Company also has a 72% interest in the Rise and Shine gold project and a 100% interest in the Reefton gold project in New Zealand

1.2

Cash and Financing

As of July 31, 2009 the Company had cash and cash equivalents of $5.1 million (April 30, 2009: $6.3m). The Company’s working capital position as at July 31, 2009 was $ 5.2 million (April 30, 2008: $6.4m).

The Company has entered into option agreements with a Korean Consortium and Mitsubishi and they are currently funding exploration on two of its properties located in Athabasca. As of July 31, 2009, the Korean Consortium and Mitsubishi have funded $8.5 million out of a total of $19 million and $9.8 million amount out of a total of $11 million respectively.

With the impact of the global credit crisis still being felt in the junior mining sector, CanAlaska views itself as fortunate to have strong strategic relationships with its partners. The long-term and strategic support from Mitsubishi and our Korean Consortium partners allows the Company to continue to advance two significant projects in these challenging economic times. CanAlaska has also been conscious to maintain a reasonable treasury and is continually evaluating all of its projects. CanAlaska’s recent partnering with ERI for the Poplar Project is further evidence that the Company continues to develop and nurture relationship with strategic partners regardless of the economic climate.

In August 2009, the Company closed two tranches of a non-brokered flow-through private placement for gross proceeds of $990,550 (section 3.3). The Company believes that with the completion of this private placement, its current treasury, and the support of its strategic partners that it can continue to maintain operations over the next twelve months and work towards its strategic goal of discovering one or more high grade uranium deposits.

The Company is an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or the formation of additional strategic partnerships to advance its projects.

2.

MILESTONES AND PROJECT UPDATES

2.1

Overview – May 1, 2009 to September 25, 2009

•

Closed Private Placements of $1.0 million (August 2009)

•

MOU with ERI on the Poplar project (June 2009) and commencement of exploration (August 2009)

•

Intercepted 40.4 metres of uranium mineralization in basements rocks at Fond Du Lac (August 2009)

•

Kodiak options CanAlaska’s McTavish property (August 2009)

•

Cree East funding from our Korean Consortium ($0.9 million) for summer exploration program (July 2009)

•

Option agreement for CanAlaska to explore Collins Bay Extension (July 2009)

In September 2009, CanAlaska reported assay results from its August 2009 drill program at Fond Du Lac which included the results from hole FDL017. Hole FDL017 returned 40.4 metres averaging 0.32% U3O8, including 6 metres averaging 1.13% U3O8 with individual values of half-metre samples grading up to 3.77% U3O8.  For a complete understanding of the assays results from this drill program reference should be made to the Company’s news release dated September 22, 2009.

In August 2009, the Company closed two tranches of a non-brokered flow-through private placement of 5,826,764 units of $0.17 per unit for gross proceeds of $990,550 (refer to section 3.3).

In August 2009, the Company welcomed Kodiak Exploration as an exploration partner for its McTavish project.   Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4 million in exploration and issue 1,000,000 Kodiak shares to CanAlaska in accordance with the following schedule: 100,000 Kodiak Shares on or before the Effective Date; such payment to be made within 10 business days after the date of acceptance (the "Effective Date") by the TSX Venture Exchange of a filing to be made in respect of the proposed option; $0.6 million Expenditures and 50,000 Kodiak Shares by the first anniversary of the Effective Date; a further $0.8 million Expenditures and 50,000

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 4 of 23

Kodiak Shares on or prior to the second anniversary of the Effective Date;  a further $1.2 million Expenditures and 50,000 Kodiak Shares on or prior to the third anniversary of the Effective Date; a further $1.4 million Expenditures and 50,000 Kodiak Shares on or prior to the fourth anniversary of the Effective Date; and a further 700,000 Kodiak Shares on or prior to the fifth anniversary of the Effective Date.

In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan. This project has significant exploration potential from previous drill intercepts.

In June 2009, the Company announced Glass Earth Gold Ltd. as a new exploration partner for its Rise and Shine gold project in Otago, New Zealand (refer to section 2.2.14).

In June 2009, the Company received its drill assays and detailed geophysical information from the West McArthur Project winter drilling campaign. This drilling information confirms not only structural breaks and fault reactivation along the target area, but also hydrothermal alteration and trace uranium mineralization in two holes at, and below, the unconformity (refer to 2.2.2).

In May 2009, the Company announced the results from the drilling program at the Cree East project, where anomalous uranium and nickel metal indicators were received from samples in 11 of the 15 holes, and anomalous associated geochemistry in 13 of the 15 holes drilled. The most significant radioactivity response was from drill hole CRE017 in zone D in the centre of the 5km long target area (refer to section 2.2.1).

In June 2009, due to continual delays in the award of exploration permits by the Government of Manitoba resulting from aboriginal consultations, East Resources Inc (“ERI”) and CanAlaska agreed to initiate their co-operation in Saskatchewan on the Poplar project under similar earn-in terms. In August 2009, ERI with their team of six Chinese geologists, along with CanAlaska personnel commenced geological mapping and prospecting on five target areas at Poplar.

2.2

Project Updates

Throughout this MD&A certain comparative figures have been reclassified to conform to the current period’s presentation.

Overview

The Company currently has over 23 projects and in the first three months of fiscal 2010 (May 1, 2009 to July 31, 2009) spent $1.6 million on exploration in the Athabasca Basin. Of these expenditures, approximately 32% ($0.5 million) was spent on the Cree East project that was funded through the Company’s strategic relationship with the Korean Consortium. The Company has spent $0.5 million and $0.4 million of its own funds in advancing both the Fond Du Lac and Black Lake projects respectively.

Exploration spending in the first quarter of 2010 is significantly down from the fourth quarter of 2009, as historically the Company has spent the summer months interpreting data and preparing for its winter programs.  Notwithstanding, this quarter the Company undertook a summer exploration program focussed on Geophysics at Cree East and drill tested both the Fond Du Lac and Black Lake projects.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 5 of 23

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East.

Table 2: ($000's) Total Deferred Exploration	Quarterly
	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110
Camp Cost & Operations	2,232	482	1,805	415	488	338	663	154
Drilling	783	202	1,457	157	1,239	58	1,759	418
General & Admin	200	481	1,586	185	745	113	442	117
GeoChemistry	643	127	124	89	166	77	75	24
Geology	788	268	304	682	521	235	328	241
GeoPhysics	2,162	1,245	1,662	322	658	205	457	466
Other	709	168	355	145	146	568	342	309
Gross Expenditures	7,517	2,973	7,293	1,995	3,963	1,594	4,066	1,729
Reimbursement	(2,855)	(1,775)	(1,461)	(1,474)	(1,233)	(468)	(710)	(91)
Net Expenditures	4,662	1,198	5,832	521	2,730	1,126	3,356	1,638

2.2.1

Cree East Project, Saskatchewan – Korean Consortium

The Cree East project is a high-priority property located in the south-eastern portion of the Athabasca Basin, 35 km west of the formerly producing Key Lake uranium mine and 5 to 22 km north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totaling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As at July 31, 2009, the Korean Consortium has contributed $8.5 million towards exploration of the project and holds a 31.9% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter , fiscal year, and life to date (“LTD”) expenditure on the project. The table does not include a $0.6 million payment made directly to CanAlaska for intellectual property associated with the project.

Due to the nature of the agreement the Company accounts for the joint venture as a variable-interest entity (“VIE”) and fully consolidates the joint venture and shows the Korean Consortium’s contributions as a non-controlling interest in the consolidated balance sheet.

Table 3: ($000's)	Quarterly
Cree East Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	309	40	236	28	126	88	268	8	1,439
Drilling	-	8	734	9	983	20	908	-	2,662
General & Admin	-	5	5	5	13	33	69	37	224
GeoChemistry	169	22	8	17	5	16	29	5	372
Geology	32	17	32	6	70	85	147	27	548
GeoPhysics	445	480	14	7	199	-	14	361	1,882
Management Fees	-	170	103	7	141	25	151	45	639
Other	128	-	-	1	17	97	122	40	693
Net Expenditures	1,083	742	1,132	80	1,554	364	1,708	523	8,459

Drill programs started on the project in late February 2008 (Q408) and large zones of alteration were intercepted. Drilling re-commenced in mid-August 2008 (Q209) and up to October 31, 2008, 2,681 metres had been drilled. The Q209 drill program (2,620 metres) demonstrated the presence of several zones of faulting and alteration indicating hydrothermal activity typical of unconformity uranium deposits. The geophysics carried out in the summer (Q209) completed earlier surveys and processing of the combined data together with the drilling results identified targets for the Q409 (winter) drill program.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 6 of 23

In May 2009, the Company announced the results from the Q409 drilling program, where anomalous uranium and nickel metal indicators were received from samples in 11 of the 15 holes, and anomalous associated geochemistry in 13 of the 15 holes drilled. The most significant radioactivity response was from hole CRE017 in zone D in the centre of the 5km long target area. Extensive zones of hematite and boron alteration were also intercepted in holes drilled in areas A and B. The series of strong geophysical targets in the centre of the Cree East project show moderate to intense hydrothermal alteration within the overlying sandstone units, and strong alteration with zones of intense hematite alteration in the basement rocks.

In Q409, fifteen drill holes were completed (6,512 metres) on five target areas in the winter season. Thirteen of these drill holes have anomalous geochemistry in the last 10 to 60 metres of the sandstone unit overlying the basement. Eleven of the holes have uranium and nickel geochemistry exhibiting over five times background values (up to 24.5 ppm and 87.3 ppm) respectively. In Q110, the Company embarked on a further $0.9 million program of geophysics investigation, comprising hi-resolution airborne magnetic, close-spaced airborne VTEM (4,368 kilometres) and ground TDEM surveys.  The targeting data received from these surveys will be used to guide winter 2009/2010 drilling efforts.  In Q110, the Company also ran 40 kilometres of Induced Polarization (“IP”) resistivity surveys.

Under the Cree East agreement, the Company is entitled to charge an operator fee of 10% to recoup non-direct costs associated with the project which is recognized as management fees.

2.2.2

West McArthur Project, Saskatchewan – Optioned to Mitsubishi Development Pty Ltd.

The West McArthur project in the Athabasca Basin, Saskatchewan, has been optioned to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan, whereby Mitsubishi can earn a 50% interest in the project by expending a minimum of $10 million over 3½ years and paying a further $1 million to the Company upon completion. As at July 31, 2009, Mitsubishi Development has contributed $9.8 million towards the exploration of the project. The West McArthur project is strategically located immediately west of the McArthur River uranium mine operated by Cameco Corp.

Table 4: ($000's)	Quarterly
West McArthur Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	233	166	536	2	1	113	217	4	2,108
Drilling	11	-	9	-	-	22	675	-	4,689
General & Admin	21	196	135	11	355	49	140	25	1,719
Geochemistry	112	29	60	3	1	-	23	2	232
Geology	28	6	11	17	39	18	101	31	342
Geophysics	196	118	502	14	10	10	175	4	2,399
Other	26	16	140	8	12	78	129	30	810
Gross Expenditures	627	531	1,393	55	418	290	1,460	96	12,299
Reimbursement	(846)	(764)	(1,057)	(62)	(310)	(244)	(1,399)	(91)	(9,834)
Net Expenditures	(219)	(233)	336	(7)	108	46	61	5	2,465

In Q108, five holes were drilled to test new targets outlined by ongoing geophysical exploration, and previous drill successes. One of these holes (WMA 010) intersected a significant zone of alteration including silicification, brecciation and clay alteration and mineralization in the basement (0.29% U3O8 over 0.5 metres). In Q408, extensive detailed ground geophysical surveys were carried out over the current drill areas and in further areas of interest.

During Q409, an exploration program comprising a total of 4,751 metres of drilling, together with corresponding TDEM geophysical surveys, tested the previously un-drilled Grid 4 zone located in the southern region of the West McArthur Project. In this new area, VTEM magnetic and electromagnetic airborne surveys, ground-based AMT and EM surveys identified a new, well-defined, but variably-conductive zone, approximately 6 km in length associated with apparent alteration in the sandstone column. The Q409 drill program involved seven drill holes (WMA013 - WMA019) along 4 km of the Grid 4 trend, of which two drill holes were terminated near surface due to drilling problems. The five successful drill holes tested four discrete targets. The mineralized and altered rocks encountered in the drill holes show the potential for a uranium mineralizing system associated with graphitic pelite horizons. The

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 7 of 23

4km-long zone tested appears to have multiple targets for future detailed evaluation. The Grid 4 area is only one of multiple mineralized target zones identified on the property.

Drill hole WMA019, located 400 metres to the south of drill hole WMA016, exhibited the best uranium intersection. This hole contained a generally normal clay pattern in the upper levels, again with silicification from 780 to 830 metres, with elevated uranium (to 1 ppm) and boron (to 90 ppm) in the last 14 metres of the sandstone column above the unconformity. The basement of drill hole WMA019 is predominantly semi-pelites with abundant leucosome. A sheared leucosome section of 2 metres from 880.2 to 882.2 assayed 0.034% U3O8. A major graphite zone was intersected from 946 to 968 metres. For a complete understanding of the drill results reference should be made to the Company’s news release dated June 4, 2009.

Included within General and Administrative expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as project operator.  During Q110 only limited activity occurred as the Company was interpreting the drill data and preparing for the 2010 winter program.

2.2.3

Poplar Project, Saskatchewan –MOU with East Resources Inc.

The Poplar project was staked by the Company in 2006 to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca projects in the Province of Saskatchewan and comprises 28 claim blocks totaling approximately 77,000 hectares.

In 2007, the Company entered into agreements with Mega Uranium Ltd. (“Mega”) whereby Mega may acquire a 50% ownership interest in the Poplar project by issuing 100,000 shares (50,000 shares received) and funding of $6.0 million in exploration expenditures over a three year period. The Company acted as the operator for the project until the option was terminated in December 2008.

In June, 2009, the Company announced that it has executed a MOU with East Resources Inc. (“ERI”) on the Poplar project. ERI had executed a similar agreement with the Company to undertake uranium exploration at the Company's NE Wollaston project in the Province of Manitoba. However, due to continual delays incurred in the receipt of exploration permits from the Government of Manitoba due to aboriginal consultations, both CanAlaska and ERI have opted to initiate their cooperation by first conducting uranium exploration in Saskatchewan.

Table 5: ($000's)	Quarterly
Poplar Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	66	-	1	213	179	28	5	2	642
Drilling	-	-	-	-	-	-	-	-	-
General & Admin	-	63	59	63	67	(12)	(3)	16	309
Geochemistry	-	-	-	31	80	15	1	-	127
Geology	-	-	15	63	145	41	29	25	318
Geophysics	453	123	414	304	280	61	25	12	1,672
Other	2	3	51	2	3	112	12	20	206
Gross Expenditures	521	189	540	676	754	245	69	75	3,274
Reimbursement	(840)	(737)	134	(623)	(719)	(95)	(60)	-	(2,940)
Net Expenditures	(319)	(548)	674	53	35	150	9	75	334

During fiscal 2009, the Company conducted 1,130 kilometres of prospecting and seismic geophysics over approximately 1,600 kilometres. This work program has outlined uranium mineralization in basement rocks located north of the edge of Lake Athabasca, and indicated continuity of mineralized units and structural breaks associated with mineralizing systems further to the south into areas covered by the lake. The airborne surveys and extensive geophysical seismic surveying in lake covered area have also shown a large number of anomalous conductive zones and structural breaks, which elsewhere are generally thought to be associated with mineralizing events. Detailed analysis of the data is underway.

Under the terms of the MOU, ERI may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest by undertaking a minimum of 50,000 metres of diamond drilling,

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 8 of 23

successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

In Q110, $12,000 relates to stock-based compensation expense and is included within other expenditures.  The remainder of the cost is principally comprised our time and costs associated with our team’s preparation for commencement of exploration activities by ERI.

2.2.4

 Fond Du Lac Project, Saskatchewan – Optioned from the Fond Du Lac Denesuline First Nation

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 36,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska is required to spend $2 million in exploration to earn a 49% interest in the project. In addition, the Company is also scheduled to pay the Fond Du Lac Denesuline First Nation as consideration $130,000 ($50,000 paid; June 2010: $40,000; June 2011:$40,000) and 300,000 shares (200,000 shares issued; June 2010: 50,000; June 2011: 50,000).

Table 6: ($000's)	Quarterly
Fond Du Lac Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	-	2	-	76	150	93	28	100	449
Drilling	-	-	-	122	242	16	5	224	609
General & Admin	1	20	-	6	18	7	6	6	109
Geochemistry	-	-	-	1	36	31	13	8	89
Geology	2	1	-	30	105	11	10	94	275
Geophysics	-	-	6	1	98	146	92	18	470
Option Payments	-	-	-	-	29	-	-	-	117
Other	-	2	1	18	46	99	18	47	236
Net Expenditures	3	25	7	254	724	403	172	497	2,354

The Company received its exploration permit from Indian and Northern Affairs Canada (“INAC”) on June 24, 2008. In July and August 2008, the Company carried out a 1,300 metre drill programs in the vicinity of the zone of known uranium mineralization. In mid-September 2008 (Q209) the company released the first drill results from the program, confirming good uranium mineralization and significant response from ongoing geophysical surveys over the target area.

In Q209 and Q309, the Company undertook over 2,500 kilometres of airborne geophysics and 63 kilometres of prospecting. The results from the geophysics and drill program indicate the potential for further zones of uranium mineralization within the vicinity of the known mineral deposit. Additionally, the drill program intercepted fault structures and hematite alteration zones in the basement rocks underlying the target area, indicating the potential for basement hosted uranium mineralization.

The increase in camp costs and operations for Q209 is consistent with the drill program that was being conducted at that time as is the increase in geology costs associated with core logging. The second half of the year was focused on geophysics where 176 gravity stations were undertaken.  In Q110, the Company completed 1,166 metres of drilling. In September 2009, CanAlaska reported assay results from its August 2009 drill program at Fond Du Lac which included the results from hole FDL017. Hole FDL017 returned 40.4 metres averaging 0.32% U3O8, including 6 metres averaging 1.13% U3O8 with individual values of half-metre samples grading up to 3.77% U3O8.  For a complete understanding of the assays results from this drill program reference should be made to the Company’s news release dated September 22, 2009. It also undertook surface trench sampling and mapping on the western portion of the Fond Du Lac project where significant surface, and near surface uranium mineralization was discovered.  For a full understanding of the results reference should be made to the Company’s News Release on September 16, 2009.

2.2.5

Black Lake Project, Saskatchewan – Optioned from Black Lake Densuline First Nation

In December 2006, the Company acquired from the Black Lake Denesuline First Nation (“BLDFN”) an option to earn a 49% interest in the Black Lake project. To earn its interest the Company must pay $130,000 ($50,000 paid; July 2010: $40,000; July 2011: $40,000), issue 300,000 shares (200,000 issued; July 2010: 50,000; July 2011: 50,000) and incur exploration expenditures of $2 million ($1.0m incurred; July 2010: $0.7m; July 2011: $1.2m; July 2012: $2.0m).

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 9 of 23

Table 7: ($000's)	Quarterly
Black Lake Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	-	1	-	2	16	16	121	39	198
Drilling	-	-	-	-	-	-	172	194	366
General & Admin	1	20	-	1	4	3	19	6	95
Geochemistry	3	-	-	-	23	7	8	9	50
Geology	22	10	3	27	78	17	26	30	224
Geophysics	66	-	-	-	-	-	141	43	326
Option Payments	-	-	-	-	29	-	-	52	175
Other	-	2	2	3	-	64	56	32	163
Net Expenditures	92	33	5	33	150	107	543	405	1,597

In Q110, the Company completed its 1,923 metre drill program, comprises 649 metres in Q409 and 1,272 metres in Q110.  In August 2009, the results of Q409 drill campaign at Black Lake were announced with elevated uranium values of 12ppm being intersected in the north and the eastern-most drill hole in the south intersecting 140ppm of uranium. For full results of the winter-spring drill program reference should be made to the Company’s News Release of August 5, 2009.

During the Q1 and Q2 2009, the Company undertook approximately 640 kilometres of prospecting. In the fourth quarter 32 kilometres of IP-Resistivity was completed. The option payment costs of $29,000 in Q209 comprised the fair value of shares of $19,000 and cash payments of $10,000 which are consistent with the option agreement on the property.  In Q110, the Company paid $52,000 to INAC on behalf of the BLDFN, these payments will be offset against future options payments.

2.2.6

Grease River Project, Saskatchewan

The Grease River project covers approximately 70,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

On April 10, 2007, the Company granted an option to Yellowcake plc, and subsequently consented to the introduction of Uranium Prospects plc to earn a 60% interest in the project. Uranium Prospects plc could have exercised its option to earn a 60% interest in the project by making payments, issuing shares and making exploration expenditures of $5 million. This option was terminated in June 2009.

Table 8: ($000's)	Quarterly
Grease River Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	214	4	91	54	11	-	23	-	565
Drilling	-	-	-	33	13	-	-	-	46
General & Admin	29	1	173	88	17	9	11	8	347
Geochemistry	54	5	(1)	6	12	4	-	-	111
Geology	337	124	20	444	63	49	11	15	1,120
Geophysics	4	-	48	-	-	-	-	-	244
Other	-	-	1	60	1	67	2	5	307
Gross Expenditures	638	134	332	685	117	129	47	28	2,740
Reimbursement	(1,035)	(3)	(185)	(781)	(114)	(131)	755	-	(1,909)
Net Expenditures	(397)	131	147	(96)	3	(2)	802	28	831

In Q109, the Company undertook 1,056 kilometres of prospecting. The Company had been accruing for the reimbursement of costs from Uranium Prospects but reversed this reimbursement in the fourth quarter as no cash had been received and the option was subsequently terminated in June 2009.  Only minimal activity occurred on the property in Q110.

2.2.7

Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West Project comprises a 100% interest in 4 mineral claims (approximately 13,000 hectares) located 70 km northwest of the Key Lake mine and between 25 and 57 km north of the south rim of the Athabasca Basin. On April 24, 2006, the Company granted to

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 10 of 23

Westcan Uranium Ltd (“Westcan”) (formerly International Airmex Resources Inc.) an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As at July 31, 2009, Westcan had contributed $0.8 million towards exploration expenditures.  The Company has granted an extension to Westcan in respect of its exploration commitments under the agreement.

Table 9: ($000's)	Quarterly
Cree West Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	37	28	19	-	-	-	-	-	158
Drilling	-	-	-	-	-	-	-	-	-
General & Admin	-	2	127	-	50	(3)	-	-	287
Geochemistry	52	18	(11)	-	-	-	-	-	102
Geology	39	3	61	3	1	-	-	-	117
Geophysics	-	-	1	-	-	-	-	-	290
Other	-	-	(3)	-	-	1	-	-	156
Gross Expenditures	128	51	194	3	51	(2)	-	-	1,110
Reimbursement	(134)	(19)	(35)	(3)	(51)	4	(2)	-	(1,110)
Net Expenditures	(6)	32	159	-	-	2	(2)	-	-

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets. Due to uncertain nature of the continuing involvement of Westcan in the project, only minimal expenditures were incurred through fiscal 2009 and no expenditures were incurred in Q110.

2.2.8

Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises four mineral claims in three separate blocks totaling approximately 6,000 hectares located within 15 km of the formerly producing Key Lake uranium mine. On March 2, 2006, the Company optioned to Westcan up to 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received) and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of July 31, 2009, Westcan had contributed $0.9 million towards exploration expenditures. The Company granted an extension to Westcan in respect of its exploration commitments under the agreement.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 11 of 23

Table 10: ($000's)	Quarterly
Key Lake Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	-	61	125	1	-	-	-	-	252
Drilling	-	16	173	(8)	1	-	-	-	427
General & Admin	-	7	56	-	39	-	1	-	114
Geochemistry	-	-	3	3	-	-	-	-	8
Geology	3	6	9	9	-	2	-	-	47
Geophysics	-	1	1	-	-	-	-	-	139
Other	-	-	-	-	-	3	-	-	49
Gross Expenditures	3	91	367	5	40	5	1	-	1,036
Reimbursement	-	-	(318)	(5)	(40)	(2)	(3)	-	(1,035)
Net Expenditures	3	91	49	-	-	3	(2)	-	1

In the winter of 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. As at July 31, 2009, Westcan had contributed $0.9 million towards exploration expenditures. No significant exploration activity occurred at Key Lake during fiscal 2009 and Q110 due to the uncertain nature of the involvement of Westcan.

2.2.9

Collins Bay Extension Project – Optioned from Bayswater Uranium

In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation. ("Bayswater") to commence exploration of the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan. CBX contains a significant number of exploration targets within the Snowbird and Fife Island areas. Under the terms of the agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million in exploration expenditures within 5 years and issuing a total of 500,000 (50,000 issued) Company shares to Bayswater over this period. The Company may increase its participating interest to a 70% level by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

Table 11: ($000's)	Quarterly
Collins Bay Extension	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	1	1
Drilling	-	-	-	-	-	-	-	-	-
General & Admin	-	-	-	-	-	-	-	1	1
Geochemistry	-	-	-	-	-	-	-	-	-
Geology	-	-	-	-	-	-	-	6	6
Geophysics	-	-	-	-	-	-	-	1	-
Option payment	-	-	-	-	-	-	-	8	8
Other	-	-	-	-	-	-	-	6	6
Gross Expenditures	-	-	-	-	-	-	-	23	23

The option payment expenditure of $8,000 represents the fair value of the 50,000 shares issued in conjunction with the option agreement.

2.2.10

Helmer Project, Saskatchewan

The Helmer Project comprises a contiguous block of 19 mineral claims totaling approximately 55,000 hectares in the central part of the north rim of the Athabasca Basin west of and south of Fond Du Lac, and 50 km southeast of Uranium City.

In summer 2007, CanAlaska drill-tested two targets on the project with eight drill holes. The shallowest holes intercepted the unconformity at 200-250 metres depth, exhibited limited alteration, but elevated uranium background levels. Further geophysical

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 12 of 23

modeling was carried out at the end of the field season, and more drilling is expected on these targets. The Company is actively marketing this project to third parties to support a more extensive drill program. The expenditure in Q409 relates to the refund of a reclamation bond that had previously been credited against general and administration costs instead of reclamation bonds on the balance sheet.

Table 12: $000's	Quarterly
Helmer Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	381	36	7	8	2	-	-	-	980
Drilling	771	172	31	-	-	-	-	-	1,175
General & Admin	68	(38)	392	2	7	1	45	-	735
Geochemistry	35	4	6	1	-	-	-	-	101
Geology	233	4	1	23	(5)	7	-	-	333
Geophysics	167	211	(2)	4	24	6	-	1	879
Other	210	14	1	1	-	10	-	3	518
Net Expenditures	1,865	403	436	39	28	24	45	4	4,724

2.2.11

Lake Athabasca Project, Saskatchewan

The Lake Athabasca project comprises 13 contiguous mineral claims totaling approximately 49,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Uranium Mine. Islands south of Crackingstone Peninsula comprise about 8% of the property area.

Table 13: ($000's)	Quarterly
Lake Athabasca Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	349	94	437	21	6	(9)	-	-	1,820
Drilling	1	6	510	1	-	-	-	-	1,056
General & Admin	46	14	167	1	17	-	-	5	639
Geochemistry	41	6	9	19	1	3	-	-	94
Geology	41	43	102	30	4	-	-	1	328
Geophysics	203	109	136	6	19	(18)	-	12	1,674
Other	13	11	39	1	8	10	-	-	291
Net Expenditures	694	283	1,400	79	55	(14)	-	18	5,902

Drilling began in winter 2007. These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 km to the SE. In early winter 2008, the Company completed five more holes at three new targets near Johnston Island.  The negative numbers in Q309 represent the reversal of costs from Q209 that were associated with another project. Included within Geophysics were boat rentals costs of $6,000 for Q110.

2.2.12

NE Wollaston Project, Manitoba

NE Wollaston comprises approximately 154,000 hectares which straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the Wollaston trend of basement formations hosting uranium deposits which include Rabbit Lake, Collins Bay and Eagle Point Mines.

Detailed work was carried out in the Summer of 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1.6 million. In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 13 of 23

Table 14: ($000's)	Quarterly
NE Wollaston Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	425	5	(6)	(6)	(4)	9	-	-	1,362
Drilling	-	-	-	-	-	-	-	-	373
General & Admin	43	11	180	1	9	-	1	8	704
Geochemistry	100	30	5	-	-	-	-	-	797
Geology	30	41	19	19	21	4	1	-	2,303
Geophysics	273	19	-	3	1	-	-	-	905
Other	32	-	-	2	1	13	-	2	153
Net Expenditures	903	106	198	19	28	26	2	10	6,597

Further exploration on the project awaits the conclusion of land use consultations between the Government of Manitoba and local First Nations communities. The Company is assisting the government in its efforts and is also in discussions with local communities in an endeavor to re-commence operations in the near future. The permit area in Saskatchewan has been replaced by staked claims which the Company has retained for further exploration.

On December 10, 2008, the Company entered into a MOU with ERI for the exploration and development of the Manitoba portion of this project (refer to section 2.1). Due to continuing permitting delays a further MOU with ERI was signed for the Poplar project in June 2009.

2.2.13

McTavish Project, Saskatchewan

The McTavish project covers 16,000 hectares. The claims are centered approximately 50 km southeast of the McArthur River mine and 40 km northwest of the Key Lake mine, with the southeastern claim located approximately 10km due west of Cameco Corp.’s Millenium uranium deposit. Work to-date included summer, 2006 ground-based sampling/lake sediment analysis and a Geotech VTEM airborne survey. The claims covering the main VTEM conductive targets were re-staked in 2007. They require further ground surveys in preparation for drill testing.

Table 15: ($000's)	Quarterly
McTavish Project	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	14
Drilling	-	-	-	-	-	-	-	-	-
General & Admin	3	-	5	-	-	1	-	-	523
GeoChemistry	-	-	11	-	-	-	-	-	12
Geology	-	-	-	-	-	-	-	-	1
GeoPhysics	-	-	3	-	-	-	-	1	183
Other	36	2	18	-	-	-	-	-	58
Net Expenditures	39	2	37	-	-	1	-	1	790

In August 2009, the Company announced that it has entered into an option agreement with Kodiak Exploration Limited ("Kodiak") on the McTavish project. Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4,000,000 in exploration and issue 1,000,000 Kodiak shares to CanAlaska in accordance with the following schedule: 100,000 Kodiak Shares on or before the Effective Date; such payment to be made within 10 business days after the date of acceptance (the "Effective Date") by the TSX Venture Exchange of a filing to be made in respect of the proposed option; $600,000 expenditures and 50,000 Kodiak Shares by the first anniversary of the Effective Date; a further $800,000 expenditures and 50,000 Kodiak Shares on or prior to the second anniversary of the Effective Date;  a further $1,200,000 expenditures and 50,000 Kodiak shares on or prior to the third anniversary of the Effective Date; a further $1,400,000 expenditures and 50,000 Kodiak shares on or prior to the fourth anniversary of the Effective Date; and a further 700,000 Kodiak shares on or prior to the fifth anniversary of the Effective Date.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 14 of 23

Kodiak may earn a further 10% interest in the project (60% total), by expending $3,000,000 in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds of U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds of U3O8 during the same period, Kodiak's interest may increase to 70%.

2.2.14

Other Projects

For a full description of the Company’s other projects, reference should be made to the Company’s website at www.canalaska.com.

Table 16 Other projects update	Status	Recent work undertaken
Waterbury	High priority - Seeking Venture Partner	3 drill targets identified on these claims
Hodgson	High priority - Seeking Venture Partner	Initial assessment completed
Moon	Seeking Venture Partner	Geophysics planned
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Initial airborne and ground surveys completed
Camsell	Seeking Venture Partner	Initial assessment completed
Carswell	Seeking Venture Partner	Initial assessment completed
Ford	Seeking Venture Partner	Initial assessment completed
Kasmere		Exploration permits pending
Misty	Optioned to Great Western Minerals Group	Land use consultations ongoing with local First Nations Communities
Rainbow Hill AK	Optioned to District Gold in October 2008	No significant work undertaken
Voisey’s Bay East “VB1”	Disposed
Voisey’s Bay South “VB2”	JV With Columbia Yukon	Airborne and ground surveys undertaken
Zeballos	Seeking Venture Partner	43-101 report commissioned
Glitter Lake	Disposed	Field work carried out
Rise and Shine, NZ	Under Joint Venture with Oceana Gold	Last drill program 2006
Reefton Property, NZ	Optioned to Kent Exploration	Drill program March 2007

On February 9, 2009, the Company announced that Kent Exploration Inc. entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, (EP 40 677) of South Island, New Zealand. Under the option agreement, $5,000 is payable on execution and $3,500,000 in exploration expenditures on the project over the five year option period, with $100,000 in immediate exploration expenditures, $1,150,000 of expenditures to be made before the end of the third anniversary of the option agreement, $2,250,000 of expenditures to be made before the end of the fifth anniversary of the option agreement and the issuance of 2,000,000 Kent common shares, of which 500,000 common shares are to be issued on or before the end of the first anniversary of the option agreement, 500,000 on or before the third anniversary of the option agreement and 1,000,000 on or before the end of the fifth anniversary of the option agreement.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., the pending holder under joint venture of the mineral license covering the Rise and Shine shear zone, located north of Cromwell, New Zealand, has entered into an option agreement for the sale of a 70% ownership interest in Golden Fern. The funding for Golden Fern will allow detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drill testing on favourable gold targets. Additional terms of the agreement include progressive cash payments of $13,000 ($1,000 received) and the issuance of 200,000 shares (100,000 shares past due) in Glass Earth Gold Ltd. to the Company over the course of the program.

During the fiscal year ended April 30, 2009, the Company disposed of its Granite Dome and Greymouth permits and therefore recorded mineral property write-downs of $0.2 million. The VBE1 Project was dropped by Canalaska and its partner Columbia Yukon. The Company also wrote-down its Mt. Mitchell claims ($0.3 million) and did not renew its prospecting permit on this property.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 15 of 23

3.

FINANCIAL POSITION

3.1

Cash and Working Capital

Table 17: ($000’s) Cash and Working Capital	Apr-09	Jul-09
Cash and cash equivalents	$6,339	$5,061
Accounts receivable and prepaids	996	951
Available-for-sale securities	276	228
Accounts payable and accruals	(1,194)	(1,057)
Net working capital	$6,417	$5,181

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents are $0.8 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 5 of the consolidated financial statements for further details.

Included within accounts receivable and prepaids is approximately $0.7 million in GST refunds associated with exploration programs.   The decline in available-for-sale securities is as a result of marking the securities to market and recording the decrease in other comprehensive income.  The decrease in accounts payable is consistent with the decrease in exploration activities compared with the fourth quarter of 2009.

3.2

Other Assets and Liabilities

Table 18: ($000’s) Other Assets and Liabilities	Apr-09	Jul-09
Property and equipment	827	792
Mineral property interests (section 2.2)	39,133	40,780
Reclamation bonds	317	308
Future income tax liability	(1,341)	(1,203)
Non-controlling interest	($7,600)	($8,480)

As a result of only minimal acquisitions during the period ($13,204) to offset depreciation charges for the quarter, property and equipment decreased from fiscal year end.  Deferred costs associated with mineral property increased during the period principally as a result of exploration expenditures on Cree East, Fond Du Lac and Black Lake (refer to section 2).  The non-controlling interest stems from the consolidation of the variable interest entity, CKU Partnership. An additional $880,000 was received from our Korean Partners during the first quarter to fund a summer exploration program at Cree East.

3.3

Equity and Financings

Table 19: ($000’s) Shareholders’ Equity	Apr-09	Jul-09
Common shares	$56,183	$56,190
Contributed surplus	7,940	8,432
Accumulated other comprehensive income	9	(39)
Deficit	(26,379)	(27,203)
Total shareholders equity	$37,753	$37,380

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 16 of 23

Table 20: ($000’s) Equity Instruments	Apr-09	Jul-09
Common shares outstanding	137,784	137,834
Options outstanding
Number	21,372	21,948
Weighted average price	$0.36	$0.34
Warrants outstanding
Number	6,307	6,307
Weighted average price	$0.50	$0.50

Equity instruments

As of July 31, 2009 the Company had 137,833,650 common shares outstanding. In August 2009, the Company undertook a non-brokered flow-through private placement and issued 5,826,764 common shares through two tranches of unit offerings.  It also issued 50,000 shares under the Collins Bay Extension Option Agreement to bring the total shares outstanding as at September 24, 2009 to 143,660,414 common shares.

Table 21: Proceeds from Financings
Date	Type / Gross Proceeds	Intended Use	Actual Use
August 2009	5,826,764 flow-through units $1.0 million	Uranium exploration in Saskatchewan	Pending
May 2008	10,922,660 flow-through units $3.7 million	Uranium exploration in Saskatchewan, Manitoba, and Alberta	As Intended
October 2007	7,660,877 flow-through units $3.6 million	Uranium exploration in Athabasca Basin in general working capital	As Intended
September 2007	1,111,111 flow-through units $0.5 million	Uranium exploration in Athabasca Basin in general working capital	As Intended

In August 2009, the Company announced the closing of two tranches of a non-brokered flow-through private placement and has issued a total of 5,826,764 units at $0.17 per unit for gross proceeds of $990,550.  Each unit consists of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per share.

In connection with this closing, the Company has paid an aggregate of $49,528 in cash and issued an aggregate of 277,837 compensation options, as finders' fees. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months.  Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 17 of 23

4.

EXPENDITURES REVIEW

Certain comparative figures in this table have been reclassified to conform to current period’s presentation. As required under NI 51-102, CanAlaska as a venture issuer without significant revenue is required to provide a breakdown of its material components of capitalized or expensed exploration costs (refer to section 2 of this MD&A and note 9 of the unaudited consolidated financial statements) and a breakdown of the material components of general and administration expenses (refer below).

Table 21: ($000’s)	Quarterly
Quarterly Expenditures	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110
Revenue	-	-	-	-	-	-	-	-
Expensed Exploration Cost
Net indirect exploration expenditures	136	(397)	1,277	28	14	21	954	126
Mineral property write-offs	-	-	550	-	-	10	484	-
Equipment rental income	-	-	(429)	-	-	-	(316)	(16)
Net option payments	-	-	(137)	(112)	(29)	(15)	(31)	75
	136	(397)	1,261	(84)	(15)	16	1,091	185
Other Expenses
Consulting, labour & prof. fees	239	425	432	150	294	327	278	297
Depreciation & amortization	(20)	-	188	53	54	57	68	48
Foreign exchange loss (gain)	-	-	(28)	(27)	(120)	49	(95)	2
Insurance, licenses & filing fees	115	17	52	20	65	(45)	21	65
Interest income	(303)	158	(94)	(50)	(44)	(28)	(45)	(30)
Other corporate cost	47	53	53	39	40	23	116	33
Investor relations	99	93	36	16	17	21	6	10
Rent	21	30	29	22	39	92	47	50
Stock-based compensation	-	601	372	373	382	346	408	350
Travel & accommodation	65	22	66	9	41	19	11	6
Write-down of AFS securities	-	(15)	(134)	-	327	41	26	-
Management fee	(179)	(429)	(287)	(145)	(65)	210	(628)	(54)
	84	955	685	460	1,030	1,112	213	777
Net loss before taxes	220	558	1,946	376	1,015	1,128	1,304	962
Future income taxes	-	-	(772)	-	-	-	(1,107)	(138)
Net loss after tax	220	558	1,174	376	1,015	1,128	197	824
Unrealized loss on AFS securities	125	(58)	146	147	125	(58)	(57)	48
Comprehensive loss	345	500	1,320	523	1,140	1,070	140	872
Loss Per Share	0.00	0.00	0.01	0.00	0.01	0.01	0.00	0.01

As the Company is in a loss position the basic loss per share and diluted loss per share are equivalent and therefore only loss per share is presented in the above table.

Net indirect exploration expenses are the costs associated with running our field operation office in Saskatchewan and our warehouse in La Ronge, and time and cost of our exploration teams when their time is not directly charged to a project. Prior to the fourth quarter of 2009, these costs had been deferred on the balance sheet. The Company had previously netted management fees and rental income against these deferred costs. In an effort to create greater clarity on the Company’s costs and reflect the indirect nature of these costs, the Company has expensed these costs as of the fourth quarter and therefore the charges in the fourth quarter represent the costs for the full fiscal year.

The lower net indirect exploration expenses for Q110 can be attributed to the lower exploration activity that occurs during the summer months.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 18 of 23

In the fourth quarter of 2009, the Company recorded property write-downs on two of its New Zealand projects where it withdrew its license application prior to fiscal year end. In Q110 the Company also did not renew its license on the Puhi Puhi (Mt Mitchell) property and recorded a write-down of a further $0.3 million in the fourth quarter of 2009.  No mineral property write downs occurred in the first quarter of 2010.

Equipment rental income is comprised of income (cost recapture) from charging projects for the rental of camps and other miscellaneous equipment, that was previously purchased by the Company and which is maintained at our La Ronge warehouse.  The decrease in equipment rental income in Q110 is consistent with the reduced exploration activities in the quarter.  As with net indirect exploration expenses, the equipment rental income recorded in the fourth quarter is for twelve months rather than one quarter.

Net option payments for Q110, is an expense as a result of the Company providing for the option payments from District Gold that are past due.  The Company had previously accrued for these receivables.

Consulting, labour and professional fees were significantly higher in the fourth quarter of 2008, as the Company incurred legal costs in excess of $260,000 due in part from the legal costs associated with the completion of the Cree East Agreement. The increase from Q109 to Q209 is principally due to an under accrual in Q109. Included within Q309 were bonus payments of $130,000.

Insurance, licenses and filing fees were negative in the third quarter of 2009 as a result of an insurance allocation to various properties.  The increase in Q110 can be attributed to filing fees associated with the audited financial statements and tax returns.

Investor relations expenses were significantly lower in the current year. The Company has consciously reduced these activities over the past 18 months due to the current economic environment. Rent costs are up in Q309 as a result of the transfer of the Glitter Lake property and its associated costs, to exit an existing office sub-lease agreement.

In the fourth quarter of 2008, the Company recognized a gain on sale on disposition of some of the Company’s available-for-sale securities. During the second quarter of 2009 the Company reviewed a number of its available-for-sale securities in light of the economic environment at that time and recorded a permanent impairment in the statement of loss and deficit. As a result, all of the previously recorded fair value adjustments for these securities that flowed through other comprehensive income were reversed. The Company took a further write-down on certain investments in the third quarter of 2009.  No permanent impairment was recorded in Q110.

The debit to management fees in the third quarter of 2009 represented a reversal of management fees booked in the first half of the year that should have been offset against indirect costs. The revision to the accounting policy undertaken during the fourth quarter should provide greater visibility of costs moving forward.

Future income tax recovery arises from the renouncement of tax losses associated with the Company’s May 2008 flow-through offering. Under Canadian GAAP, the associated future income tax liability is not recognized until the physical renouncement is made to the Government, which incurred in February 2009. Also included in the future income tax recovery is the reduction in the Company’s future income tax liability as a result of the reduction in the substantially enacted tax rates in Canada. In the first quarter of the Company recognized a recovery of $138,000 as more tax losses became available to offset the FIT liability that had previously arisen due to the renouncement of tax losses.

5.

CASHFLOW REVIEW

For the three months ended July 31, 2009, cash outflow from operations, after non-cash working capital movements, was $0.5 million (Q109: $0.9m), which is consistent with the net loss for the period. There was $0.9 million raised (Q109: $5.1m) through financing activities for the quarter from our Korean consortium that is funding Cree East.  Cash outflow from investing activities was $1.7 million for the three months ended July 31, 2009 (Q109: outflow $1.0m) as the Company continued to invest in its Athabasca Basin properties.

As of July 31, 2009, the Company had cash and cash equivalents of $5.1 million (April 30, 2009: $6.3 m).

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 19 of 23

6.

OUTLOOK

CanAlaska remains focused on its corporate mission of exploration for the discovery of one or more significant uranium deposits in the Athabasca region of Northern Saskatchewan, and believes that it has the projects, strategic partners, people & knowledge base, corporate treasury, and fund raising ability to deliver on this mission.

Our winter drill programs at the Cree East and West McArthur projects have further defined our target zones and identified new targets for future drill programs. At Cree East, our Korean Partners contributed $0.9 million to a summer geophysics program which will further enhance our geophysical understanding of our targets and help further define drill targets for next winter’s exploration. With this funding contribution, our Korean partners have now contributed $8.5 million of their $19 million funding commitment.

At the West McArthur project, Mitsubishi Development Pty Ltd. is on the verge of earning-in to the project with cumulative exploration spending of approximately $10 million (as at July 31, 2009, $9.8 million had been spent). A $1.0 million cash payment is due to the Company upon earn-in. CanAlaska will meet and work with Mitsubishi over the coming months to establish the future program and structure of the West McArthur joint venture, including commencing an expected winter drill program.

From a business development perspective, the introduction of Chinese explorer ERI as a strategic partner on the Poplar project further demonstrates our ability to not only maintain its significant strategic relationships, but also build new relationships. The Company expects ERI to enter into a formal agreement shortly.  In August, six Chinese geologists, along with CanAlaska personnel, commenced geological mapping and prospecting of 5 target zones on the project in preparation for an extensive drill program this coming winter.

The Company recently announced the optioning of the Collins Bay Extension Project from Bayswater Uranium. As CanAlaska’s 2009 summer exploration program was already focused on drill testing near-surface uranium targets on the Northern Rim of the Athabasca Basin, at Black Lake, Fond Du Lac and Grease River, the opportunity to combine these logistical operations on a readily accessible project such as the Collins Bay Extension, is significant. The Collins Bay Extension Project hosts multiple zones of known uranium mineralization, and on Fife Island, at least one zone of ore-grade values.

At the Fond Du Lac project, a $500,000 exploration program has recently been completed comprising 2,000 metres of drilling and geophysics is testing multiple gravity and chargeability targets identified in the vicinity of the historic Fond Du Lac uranium deposit. In 2008, the Company carried out reconnaissance work and the first drill sampling of the deposit since the late 1970's. The first drill holes through the eastern end of the mineralized zone intercepted significant intervals of mineralized sandstone above the unconformity. Below the unconformity, the drillholes intercepted hematitic alteration zones with similarities to typical feeder zones for classical unconformity style deposits. In August 2009, the Company announced that the exploration program at Fond Du Lac had been extended based on mineralization discovered in basement structures.

CanAlaska is also actively marketing other projects to potential partners in the coming months.

As of July 31, 2009 the Company had cash and cash equivalents of $5.1 million. Combined with the recent private placement, these funds will enable CanAlaska to continue with its various programs on its 23 projects in the Athabasca basin.

7.

OTHER MATTERS

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2009, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

7.1

Related Party Transactions

Table 22: Related Party Transactions $000's	Q110	Q109
Engineering and consulting fee to the VP Exploration	48	52
Accounting fees to a company controlled by the former Chief Financial Officer	2	15

The VP Exploration currently provides his services through a consulting company.  The former Chief Financial Officer had billed his time through a consulting company.  Included within the accounting fees for the year ended April 30, 2009 is $24,000 for the fair

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 20 of 23

value of shares transferred as part of his termination package. All transactions were conducted on an arms’ length basis.

Effective February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the first three months of the fiscal year, $11,644, (July 31, 2008: $19,694) has been accrued to directors. At period end, $4,500 (April 30, 2009: $10,326) is owing to directors.  This is due on demand and is non-interest bearing.

7.2

Financing

Management believes that the funds on hand at July 31, 2009 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners. Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties and/or secure additional financing to continue to advance the development of its projects.

7.3

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income, are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

7.4

Disclosure Controls and Internal Control Financial Reporting

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to address all the requirements of a fully segregated financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

7.5

Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

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Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

7.6

Changes in Accounting Policy

There were no changes in significant accounting policies of the Company for the three months ended July 31, 2009.

7.7

Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.   Reference should be made to the risk factors section contained in the Company’s Management Discussion and Analysis for the fiscal year ended April 30, 2009.

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 22 of 23

8

SUMMARY OF FINANCIAL POSITION AND PERFORMANCE

The following tables sets out a summary of the Company’s results:

Table 23: ($000’s)	Quarterly
Loss & Comprehensive Loss Summary	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110
Revenue	-	-	-	-	-	-	-	-
Expensed Exploration Cost
Net indirect exploration exp.	136	(397)	1,277	28	14	21	954	126
Mineral property write-offs	-	-	550	-	-	10	484	-
Equipment rental income	-	-	(429)	-	-	-	(316)	(16)
Net option payments	-	-	(137)	(112)	(29)	(15)	(31)	75
	136	(397)	1,261	(84)	(15)	16	1,091	185
Other Expenses
Consulting, labour & prof. fees	239	425	432	150	294	327	278	297
Depreciation	(20)	-	188	53	54	57	68	48
Foreign exchange loss (gain)	-	-	(28)	(27)	(120)	49	(95)	2
Insurance, licenses & filing fees	115	17	52	20	65	(45)	21	65
Interest income	(303)	158	(94)	(50)	(44)	(28)	(45)	(30)
Other corporate cost	47	53	53	39	40	23	116	33
Investor relations	99	93	36	16	17	21	6	10
Rent	21	30	29	22	39	92	47	50
Stock-based compensation	-	601	372	373	382	346	408	350
Travel & accommodation	65	22	66	9	41	19	11	6
Write-down of AVS securities	-	(15)	(134)	-	327	41	26	-
Management fees	(179)	(429)	(287)	(145)	(65)	210	(628)	(54)
	84	955	685	460	1,030	1,112	213	777
Net loss before taxes	220	558	1,946	376	1,015	1,128	1,304	962
Future income taxes	-	-	(772)	-	-	-	(1,107)	(138)
Net loss after taxes	220	558	1,174	376	1,015	1,128	197	824
Unrealized loss on AFS securities	125	(58)	146	147	125	(58)	(57)	48
Comprehensive loss	345	500	1,320	523	1,140	1,070	140	872
Loss per share	0.00	0.00	0.01	0.00	0.01	0.01	0.00	0.01

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CanAlaska Uranium Ltd. – MD&A July 31, 2009      Page 23 of 23

Table 24: ($000’s) Financial Position summary	Quarterly
	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Q110
Financial Position
Assets
Cash and cash equivalents	8,618	9,117	7,376	10,546	7,702	7,990	6,339	5,061
Accounts receivable and prepaids	1,493	1,649	2,121	2,040	1,307	2,010	996	951
Available-for-sale securities	609	612	882	676	251	245	276	228
Total Current Assets	10,720	11,378	10,379	13,262	9,260	10,245	7,611	6,240
Reclamation bond	680	680	711	711	280	281	317	308
Property, plant and equipment	886	932	887	860	837	823	827	792
Mineral property interests	26,210	25,525	31,661	32,822	35,854	36,500	39,133	40,780
Total Assets	38,496	38,515	43,368	47,655	46,231	47,939	47,888	48,120
Liabilities
Accounts payable and accruals	304	268	2,619	1,499	630	590	1,194	1,057
Future income tax liability	946	946	1,445	1,445	1,445	1,445	1,341	1,203
Total Liabilities	1,250	1,214	4,064	2,944	2,075	2,035	2,535	2,260
Non-Controlling Interest	-	-	3,600	5,280	5,280	7,600	7,600	8,480
Shareholders’ Equity
Common shares	55,901	55,913	54,079	57,000	57,114	57,114	56,183	56,190
Contributed surplus	3,275	3,875	5,392	6,451	6,922	7,420	7,940	8,432
AOCI	-	-	166	19	(106)	(48)	9	(39)
Deficit	(21,930)	(22,487)	(23,663)	(24,039)	(25,054)	(26,182)	(26,379)	(27,203)
Total Shareholders’ Equity	37,246	37,301	35,974	39,431	38,876	38,304	37,753	37,380
Total Liabilities and Equity	38,496	38,515	43,368	47,655	46,231	47,939	47,888	48,120
Weighted average # of shares (000’s)	109,788	125,521	125,870	135,636	137,642	137,734	137,160	137,793
Working Capital	10,416	11,110	7,760	11,763	8,630	9,655	6,417	4,955
Cash flows from:
Operating activities	60	(155)	(1,729)	(923)	1,612	(1,658)	(673)	(507)
Financing activities	7,007	12	2,431	5,121	3,109	2,320	(5)	879
Investing activities	(4,872)	642	(2,444)	(1,028)	(7,400)	(374)	(973)	(1,650)
Net increase (decrease) in cash	2,195	499	(1,742)	3,170	(2,679)	288	(1,651)	(1,278)

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